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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                              ORION FINANCIAL LTD.
                    ----------------------------------------
                                (Name of Issuer)

                            No Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68627L 10 3
                                ----------------
                                 (CUSIP Number)

                     Investment Management of America, Inc.
                              c/o Gerald C. Parker
  101 Philippe Parkway, Suite 300, Safety Harbor, Florida 34695 (813) 669-0040
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 4, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 68627L 10 3

  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Investment Management of America, Inc.
      65-0818840
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [  ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware corporation
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  - 0 -
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    4,548,786.80 shares
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          - 0 -
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          4,548,786.80 shares
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,548,786.80 shares
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       10.09%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       CO
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the no par value common stock ("Common Stock") of Orion Financial, Ltd. ("Issuer"). The Issuer's principal executive offices are located at 80 North Hoyt Street, Lakewood, Colorado 80226.

     ITEM 2. IDENTITY AND BACKGROUND.

       I. (a) Investment Management of America, Inc. ("IMA")

          (b) The principal office and business address of IMA is 101 Philippe Parkway, Suite 300, Safety Harbor, Florida 34695. IMA also has a satellite office located at 7069 South Tamiami Trail, Sarasota, Florida 34231.

          (c) The principal business of IMA is to identify and assist in the development of businesses in their formative stages.

          (d) During the last five years, IMA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, IMA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) IMA is a Delaware corporation.

      II.(a) Andrew M. Badolato - Chairman, Chief Executive Officer, a director and 50% owner of IMA.

          (b) The business address of Mr. Badolato is 7069 South Tamiami Trail, Sarasota, Florida 34231.

          (c) The principal occupation of Mr. Badolato is Chairman and Chief Executive Officer of Investment Management of America, Inc. ("IMA"). The address of IMA is 101 Philippe Parkway, Suite 300, Safety Harbor, Florida 34695. IMA also has a satellite office located at 7069 South Tamiami Trail, Sarasota, Florida 34231. Mr. Badolato is also a director of the Issuer.

          (d) During the last five years, Mr. Badolato has not been convicted in
     a   criminal   proceeding   (excluding   traffic   violations   or  similar
     misdemeanors).

          (e) During the last five years, Mr. Badolato has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mr. Badolato is a United States citizen.

     III. (a) Gerald C. Parker - President, a director and 50% owner of IMA

          (b) The business address of Mr. Parker is 101 Philippe Parkway, Suite 300, Safety Harbor, Florida 34695.

          (c) The principal occupation of Mr. Parker is President of Invest-ment Management of America, Inc. ("IMA"). The address of IMA is 101 Philippe Parkway, Suite 300, Safety Harbor, Florida 34695. Mr. Parker is also a director of the Issuer.

          (d) During the last five years, Mr. Parker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Parker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mr. Parker is a United States citizen.

     IV.  (a) William J. Madden - Chief Financial Officer of IMA

          (b) The business address of Mr. Madden is 7069 South Tamiami Trail, Sarasota, Florida 34231.

          (c) The principal occupation of Mr. Madden is Chief Financial Officer of IMA. The address of IMA is 7069 South Tamiami Trail, Sarasota, Florida 34231.

          (d) During the last five years, Mr. Madden has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Madden has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mr. Madden is a United States citizen.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, the 4,548,786.80 shares of Common Stock issued to IMA were purchased by IMA out of its corporate funds.

     ITEM 4. PURPOSE OF TRANSACTION.

     On May 4, 1998, the Issuer accepted a series of subscription agreements, one of which was from IMA pursuant to a "Binding Letter of Agreement" among IMA and the Issuer ("Agreement"). The Agreement required the Issuer to issue 4,548,786.80 shares of Common Stock to IMA, 9,257,635.90 shares of Common Stock each to Andrew M. Badolato and Gerald C. Parker, who are affiliated with IMA, and both of whom own 50% of the common stock of IMA, 2,383,564 shares of Common Stock to Christina A. Curry, and 341,159.20 shares of Common Stock each to C. Keith Byington and David E. Thuermer, for $35,000, that was paid on a pro rata basis out of personal funds from the individuals and out of corporate funds from IMA. As a result of this transaction, IMA and Messrs. Badolato and Parker own approximately 51.15% of the Issuer's outstanding Common Stock. Also, pursuant to the Agreement, Mr. Badolato and Mr. Parker have been appointed to the Board of Directors of the Issuer and Donald W. Diones resigned from the Board of Directors of the Issuer. Further, at such time as the Issuer provides disclosures to the Issuer's shareholders in accordance with Rule 14f-1 adopted under the Securities Exchange Act of 1934, as amended, or holds a meeting of the Issuer's shareholders, it is anticipated that Dean H. Boedeker will resign as a director of the Issuer and that Roger R. Arthur, Richard E. Flanigan and Antonio
P. Gomes will become directors of the Issuer.

     Also on May 4, 1998, the Issuer accepted a series of subscription agreements, some of which were from several individuals residing in Kansas ("Kansas Group") who received a total of 1,000,000 shares of Common Stock in exchange for certain assets that the Kansas Group received from a now defunct corporation, Athletic Footwear, Inc. ("AFI"). Previous lenders to AFI also received 162,780 shares of Common Stock in exchange for the cancellation of certain loans in the amount of $47,700 that they had previously made to AFI. The assets included intellectual property, patents, copyrights, trademarks, general intangibles, all molds and lasts and any and all other intangible property of AFI. Prior to the transaction, there were no material relationships between the Kansas Group or the lenders and the Issuer or any of its affiliates, directors or officers or any associates of its directors or officers. Terry A. Hunter, who became the President of the Issuer, was the President of AFI. AFI's assets were used by AFI to develop, design and produce a line of children's athletic and casual shoes and will be used by the Issuer for the same purpose. The acquisition prices were arrived at as a result of negotiations between the parties.

     In connection with the change in control of the Issuer and the acquisition of the AFI assets mentioned above, the Issuer also entered into a Production and Inventory Dating Agreement with Asia Pacific Industries Development Group ("APIDG") pursuant to which the Issuer issued to APIDG 4,548,787 shares of

Common Stock and an option to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share in exchange for inventory financing. Pursuant to the Production and Inventory Dating Agreement, the Issuer has agreed to order all shoe products that it will sell in the United States, People's Republic of China, Australia, Taiwan, Hong Kong, Thailand, Singapore, Indonesia, The Philippines, Malaysia, Vietnam and Laos from factories designated by APIDG. Pursuant to the terms of the Production and Inventory Dating Agreement, the Issuer has agreed that during the term of such Agreement, it will provide one seat on its Board of Directors to a person designated by APIDG.

     As a result of the above transactions, Dean H. Boedeker and William J. White, current directors of the Issuer, Donald W. Diones, a former director of the Issuer, and Edward O. Byrne have exercised options for 400,000 shares of Common Stock each at an exercise price of $0.03 per share.

     In addition, in exchange for his prior services to the Issuer, Mr. Hunter was entitled to receive 4,044,998 shares of Common Stock. Mr. Hunter directed that 3,640,498.20 shares be issued in the name of the Eleos Charitable Trust, the beneficiaries of which are Mr. Hunter's wife and children and of which Mr. Hunter is the sole trustee. Also, in exchange for their prior services to the Issuer, Roger R. Arthur, the Chief Executive Officer of the Issuer, received 1,754,167 shares of Common Stock and an option to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share, Ronald W. Cameron, who it is proposed will become the Vice President of Sales of the Issuer, received 302,385 shares of Common Stock, and Lloyd A. Frederickson, who it is proposed will become the Vice President of Finance of the Issuer, received 251,083 shares of Common Stock. Also, Dean H. Boedeker, William J. White, Gerald C. Parker, Andrew M. Badolato, Richard E. Flanigan and Antonio P. Gomes each received options to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share.

     Other than as described above and other than the plans of the Issuer to issue additional securities in one or more offerings, IMA does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, IMA beneficially owns a total of 4,548,786.80 shares ("Shares") of Common Stock which constitute approximately 10.09% of the outstanding Common Stock of the Issuer.

     (b) IMA has shared voting and dispositive power over the Shares with Andrew
M. Badolato and Gerald C. Parker, both of whom own 50% of the common stock of IMA. The identity and background information for Andrew M. Badolato and Gerald
C. Parker is set forth in Item 2 above.

     (c) As described in Item 3 above, other than the issuance of the Shares to IMA on May 4, 1998, there were no transactions in the Common Stock of the Issuer that were effected during the past 60 days by IMA.

     (d) In addition to IMA, Andrew M. Badolato, as a 50% owner of IMA, and Gerald C. Parker, as a 50% owner of IMA, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              None.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1 - Agreement and Bill of Sale dated April 10, 1998.

             Exhibit 2 - Assumption Agreement dated April 10, 1998.

             Exhibit 3 - Production  and Inventory  Dating  Agreement
                         dated  April 10,  1998,  as amended on April 30,
                         1998.

             Exhibit 4 - Binding Letter of Agreement  dated April 23,
                         1998, as amended on April 30, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    INVESTMENT MANAGEMENT OF AMERICA, INC.



                                    By: /s/ Gerald C. Parker
Date:  June 3, 1998                     ---------------------------------------
                                        Gerald C. Parker, President











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